UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  4)*

                           Richardson Electronics, Ltd.
                                 (Name of Issuer)

                            Common Stock, $.05 Par Value
                           (Title of Class of Securities)

                                     76316510
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of  7  Pages

SCHEDULE 13G
CUSIP NO. 76316510
Page 2 of  7  Pages

1     NAME OF REPORTING PERSON:  Wanger Asset Management, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-3820584
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:  None
6     SHARED VOTING POWER:  None
7     SOLE DISPOSITIVE POWER:  None
8     SHARED DISPOSITIVE POWER:  None
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0
12    TYPE OF REPORTING PERSON:  IA

SCHEDULE 13G
CUSIP NO. 76316510
Page 3 of  7  Pages

1     NAME OF REPORTING PERSON:  Wanger Asset Management, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:  None
6     SHARED VOTING POWER:  None
7     SOLE DISPOSITIVE POWER:  None
8     SHARED DISPOSITIVE POWER:  None
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0
12    TYPE OF REPORTING PERSON:  CO

SCHEDULE 13G
CUSIP NO. 76316510
Page 4 of  7  Pages

1     NAME OF REPORTING PERSON:  Ralph Wanger
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:  None
6     SHARED VOTING POWER:  None
7     SOLE DISPOSITIVE POWER:  None
8     SHARED DISPOSITIVE POWER:  None
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0
12    TYPE OF REPORTING PERSON:  IN

Page 5 of  7  Pages

Item 1(a)     Name of Issuer:  Richardson Electronics, Ltd.

Item 1(b)     Address of Issuer's Principal Executive Offices:
                   40W267 Keslinger Road
                   Lafox, Illinois 60147

Item 2(a)     Name of Person Filing:
                   Wanger Asset Management, L.P. ("WAM");
                   Wanger Asset Management, Ltd., the sole general partner of WAM ("WAM LTD.");
                   Ralph Wanger ("Wanger")

Item 2(b)     Address of Principal Business Office:
                   WAM, WAM LTD. and Wanger are all located at:
                   227 West Monroe Street, Suite 3000
                   Chicago, Illinois 60606

Item 2(c)     Citizenship:
                   WAM is a Delaware limited partnership.
                   WAM LTD. is a Delaware corporation.
                   Wanger is a U.S. citizen.

Item 2(d)     Title of Class of Securities:
                   Common Stock, $.05 Par Value

Item 2(e)     CUSIP Number:  76316510

Item 3        Type of Person:
                   (e) WAM is an Investment Adviser registered under section 203 the Investment Advisers Act of 1940; WAM LTD. is the General Partner of the Investment Adviser;
                        Wanger is the principal stockholder of the General Partner.

Item 4        Ownership (at December 31, 1995):

                   (a)  Amount owned "beneficially" within the
                        meaning of rule 13d-3:
                        None

                   (b)  Percent of class:  0

                   (c)  Number of shares as to which such person has:
                        (i)     sole power to vote or to direct the vote:
                                None
                        (ii)    shared power to vote or to direct the vote:
                                None
                        (iii) sole power to dispose or to direct the disposition of: None
                        (iv)    shared power to dispose or to direct
                                disposition of:  None

Page 6 of  7  Pages

Item 5        Ownership of Five Percent or Less of a Class:
                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6        Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                   Not applicable

Item 8        Identification and Classification of Members of the Group:
                   Not applicable

Item 9        Notice of Dissolution of Group:
                   Not applicable

Item 10       Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Page 7 of  7  Pages

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 1996

                        The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the shares reported herein.

                                       WANGER ASSET MANAGEMENT, LTD., for
                                         itself and as general partner for
                                         WANGER ASSET MANAGEMENT, L.P.

                                       By: /s/ Robert M. Slotky
                                           ------------------------------------
                                               Robert M. Slotky
                                               Chief Financial Officer

                        The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the shares reported herein.

                                       RALPH WANGER

                                       /s/ Ralph Wanger
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